UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

16943C109

(CUSIP Number)

Henry Lu

Capital Eagle Global Limited

59th Floor, Bank of China Tower

1 Garden Road

Central, Hong Kong

Facsimile: +852 2549 3931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16943C109	Page 2 of 16

1.	Name of Reporting Person Capital Eagle Global Limited
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 25.3%*
14.	Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2014, as reported in the Issuer’s Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities Exchange Commission (“SEC”) on April 22, 2014.

CUSIP No. 16943C109	Page 3 of 16

1.	Name of Reporting Person Westridge International Limited
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 25.3%*
14.	Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2014, as reported in the Issuer’s Form 20-F for the year ended December 31, 2013, filed with SEC on April 22, 2014.

CUSIP No. 16943C109	Page 4 of 16

1.	Name of Reporting Person Loncin International Limited
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 25.3%*
14.	Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2014, as reported in the Issuer’s Form 20-F for the year ended December 31, 2013, filed with SEC on April 22, 2014.

CUSIP No. 16943C109	Page 5 of 16

1.	Name of Reporting Person Loncin Holdings Co., Ltd.
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 25.3%*
14.	Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2014, as reported in the Issuer’s Form 20-F for the year ended December 31, 2013, filed with SEC on April 22, 2014.

CUSIP No. 16943C109	Page 6 of 16

1.	Name of Reporting Person Loncin Group Co., Ltd.
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 25.3%*
14.	Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2014, as reported in the Issuer’s Form 20-F for the year ended December 31, 2013, filed with SEC on April 22, 2014.

CUSIP No. 16943C109	Page 7 of 16

1.	Name of Reporting Person Jianhua Tu
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 25.3%*
14.	Type of Reporting Person IN

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2014, as reported in the Issuer’s Form 20-F for the year ended December 31, 2013, filed with SEC on April 22, 2014.

CUSIP No. 16943C109	Page 8 of 16

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Nepstar Chain Drugstore Ltd., a Cayman Islands company (the “Issuer”). The address of the Issuer’s principal executive office is 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China. The Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing two Ordinary Shares, are listed on New York Stock Exchange under the symbol “NPD.” This Statement is being filed on behalf of Capital Eagle Global Limited, Westridge International Limited, Loncin International Limited, Loncin Holdings Co., Ltd., Loncin Group Co., Ltd. and Mr. Jianhua Tu, to disclose their current direct or indirect beneficial ownership of the Ordinary Shares.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by Capital Eagle Global Limited (“CEG”), Westridge International Limited (“Westridge”), Loncin International Limited (“Loncin International”), Loncin Holdings Co., Ltd. (“Loncin Holdings”), Loncin Group Co., Ltd. (“Loncin Group”) and Mr. Jianhua Tu (collectively, the “Reporting Persons”). The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedules A-1, A-2, A-3, A-4 and A-5 hereto and are incorporated herein by reference.

(b)	The business address of CEG is 59th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong. The business address of each of Westridge, Loncin International, Loncin Holdings and Loncin Group is c/o Capital Eagle Global Limited, 59th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong. The residence address of Mr. Jianhua Tu is Te 2-5 Shipingqiaoheng Street, Jiulongpo District, Chongqing, People’s Republic of China.

(c)	The principal business of the Reporting Persons is making and holding investments.

(d)	During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named in Schedules A-1, A-2, A-3, A-4 and A-5, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named in Schedules A-1, A-2, A-3, A-4 and A-5, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of CEG, Westridge and Loncin International is a company incorporated under the laws of the British Virgin Islands. Each of Loncin Holdings and Loncin Group is a company incorporated in the People’s Republic of China. Mr. Jianhua Tu is a citizen of the People’s Republic of China.

(g)	CEG is 100% owned by Westridge, which is in turn 100% owned by Loncin International. Loncin International is 100% owned by Loncin Holdings, which is in turn owned as to 98% by Loncin Group and as to 2% by Mr. Jianhua Tu. Loncin Group is owned as to 98% by Mr. Jianhua Tu and as to 2% by Mr. Jianhua Tu’s relatives.

CUSIP No. 16943C109	Page 9 of 16

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 12, 2014, GS Capital Partners 2000, L.P., GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., each a Delaware limited partnership, GS Capital Partners 2000 Offshore, L.P., a Cayman Islands exempted limited partnership, and GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, a German Kommanditgesellschaft (collectively, the “Sellers”) and CEG entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which CEG agreed to acquire an aggregate of 50,000,000 Ordinary Shares (the “Shares”) from the Sellers for an aggregate purchase price of US$62,500,000.00 (the “Purchase Price”), or US$1.25 per Ordinary Share. On June 6, 2014 (the “Closing Date”), CEG completed the purchase of the Shares from the Sellers and as a result CEG beneficially owned approximately 25.3% of the Issuer’s outstanding Ordinary Shares, based on 197,446,940 Ordinary Shares outstanding as set forth in the Issuer’s Form 20-F for the year ended December 31, 2014 filed with SEC on April 22, 2014. A copy of the Share Purchase Agreement is attached here as Exhibit 99.2 to this Schedule 13D, and is incorporated herein by reference.

The Purchase Price was funded by working capital of CEG, which in turn was obtained from the capital contributions from the respective shareholders of Westridge, Loncin International, Loncin Holdings and Loncin Group, and from the personal funds of Mr. Jianhua Tu.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transaction described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Mr. Henry Lu, who is a director of CEG, was appointed by the Issuer to the board of directors of the Issuer effective on June 13, 2014.

In connection with the Share Purchase Agreement, the Sellers and CEG entered into an assignment agreement (the “Assignment Agreement”) on June 6, 2014, attached as Exhibit A to the Share Purchase Agreement. Pursuant to the Assignment Agreement, the Sellers unconditionally and irrevocably assigned, transferred, and conveyed to CEG, all of their rights and obligations under that certain investors’ rights agreement dated as of October 6, 2004, by and among the Issuer, the Sellers and certain other shareholders of the Issuer with respect to the Shares (including, without limitation, demand registration and “piggy-back registration” rights).

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)–(b)	The following information with respect to the percentage of ownership of Ordinary Shares of the Issuer by each of the Reporting Persons is provided by the Issuer as of June 6, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Capital Eagle Global Limited	50,000,000	25.3%	50,000,000	0	50,000,000	0
Westridge International Limited	50,000,000	25.3%	50,000,000	0	50,000,000	0
Loncin International Limited	50,000,000	25.3%	50,000,000	0	50,000,000	0
Loncin Holdings Co., Ltd.	50,000,000	25.3%	50,000,000	0	50,000,000	0
Loncin Group Co., Ltd.	50,000,000	25.3%	50,000,000	0	50,000,000	0
Mr. Jianhua Tu	50,000,000	25.3%	50,000,000	0	50,000,000	0

CUSIP No. 16943C109	Page 10 of 16

As of June 6, 2011, CEG was the record owner of 50,000,000 Ordinary Shares. CEG is 100% owned by Westridge, which is in turn 100% owned by Loncin International. Loncin International is 100% owned by Loncin Holdings, which is in turn owned as to 98% by Loncin Group and as to 2% by Mr. Jianhua Tu. Loncin Group is owned as to 98% by Mr. Jianhua Tu and as to 2% by Mr. Jianhua Tu’s relatives. Pursuant to Section 13(d) of the Act, each of CEG, Westridge, Loncin International, Loncin Holdings, Loncin Group and Mr. Jianhua Tu may be deemed to beneficially own in aggregate 50,000,000 Ordinary Shares held by CEG.

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The matters set forth in Items 3 and 4 are incorporated in this Item 6 by reference as if fully set forth herein.

On June 18, 2014, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement by and among Capital Eagle Global Limited, Westridge International Limited, Loncin International Limited, Loncin Holdings Co., Ltd., Loncin Group Co., Ltd. and Mr. Jianhua Tu dated June 18, 2014.

99.2	Share Purchase Agreement by and among GS Capital Partners 2000, L.P., GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, and Capital Eagle Global Limited dated May 12, 2014.

CUSIP No. 16943C109	Page 11 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2014

Capital Eagle Global Limited

By:	/s/ Weimin Yang
Name:	Weimin Yang
Title:	Director

Westridge International Limited

By:	/s/ Weimin Yang
Name:	Weimin Yang
Title:	Director

Loncin International Limited

By:	/s/ Jianhua Tu
Name:	Jianhua Tu
Title:	Director

Loncin Holdings Co., Ltd.

By:	/s/ Jianhua Tu
Name:	Jianhua Tu
Title:	Director

Loncin Group Co., Ltd.

By:	/s/ Jianhua Tu
Name:	Jianhua Tu
Title:	Director

Jianhua Tu

/s/ Jianhua Tu

SCHEDULE A-1

Directors and Executive Officers of Capital Eagle Global Limited

The following table sets forth the names and present principal occupation of each director of Capital Eagle Global Limited (“CEG”). Unless otherwise noted, the business address for each person listed below is c/o Capital Eagle Global Limited, 59th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong. CEG does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Weimin Yang	Director of Capital Eagle Global Limited and Westridge International Limited

Henry Lu	Director of Capital Eagle Global Limited and Westridge International Limited

SCHEDULE A-2

Directors and Executive Officers of Westridge International Limited

The following table sets forth the names and present principal occupation of each director of Westridge International Limited (“Westridge”). Unless otherwise noted, the business address for each person listed below is c/o Capital Eagle Global Limited, 59th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong. Westridge does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Weimin Yang	Director of Capital Eagle Global Limited and Westridge International Limited

Henry Lu	Director of Capital Eagle Global Limited and Westridge International Limited

SCHEDULE A-3

Directors and Executive Officers of Loncin International Limited

The following table sets forth the names and present principal occupation of each director of Loncin International Limited (“Loncin International”). Unless otherwise noted, the business address for each person listed below is c/o Capital Eagle Global Limited, 59th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong. Loncin International does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Jianhua Tu/People’s Republic of China	Director of Loncin International Limited, Loncin Holdings Co., Ltd. and Loncin Group Co., Ltd.

SCHEDULE A-4

Directors and Executive Officers of Loncin Holdings Co., Ltd.

The following table sets forth the names and present principal occupation of each director and executive officer of Loncin Holdings Co., Ltd. Unless otherwise noted, the business address for each person listed below is c/o Capital Eagle Global Limited, 59th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Name/Citizenship	Present Principal Occupation
Jianhua Tu/People’s Republic of China	Director of Loncin International Limited, Loncin Holdings Co., Ltd. and Loncin Group Co., Ltd.

Jianmin Tu/People’s Republic of China	President of Loncin Holdings Co., Ltd. and Loncin Group Co., Ltd.

Jianrong Tu/People’s Republic of China	Director of Loncin Holdings Co., Ltd. and Loncin Group Co., Ltd.

Zhongchuang Wu/People’s Republic of China	Vice President of Loncin Holdings Co., Ltd.

Xiaohua Duan/People’s Republic of China	Chief Financial Officer of Loncin Holdings Co., Ltd.

SCHEDULE A-5

Directors and Executive Officers of Loncin Group Co., Ltd.

The following table sets forth the names and present principal occupation of each director and executive officer of Loncin Group Co., Ltd. Unless otherwise noted, the business address for each person listed below is c/o Capital Eagle Global Limited, 59th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Name/Citizenship	Present Principal Occupation
Jianhua Tu/People’s Republic of China	Director of Loncin International Limited, Loncin Holdings Co., Ltd. and Loncin Group Co., Ltd.

Jianmin Tu/People’s Republic of China	President of Loncin Holdings Co., Ltd. and Loncin Group Co., Ltd.

Jianrong Tu/People’s Republic of China	Director of Loncin Holdings Co., Ltd. and Loncin Group Co., Ltd.